FILED BY KERR-MCGEE CORPORATION
                                                  PURSUANT TO RULE 425 UNDER THE
                                         SECURITIES ACT OF 1933 AND DEEMED FILED
                                               PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                      SUBJECT COMPANY:  WESTPORT RESOURCES CORP.
                                          SUBJECT COMPANY SEC FILE NO. 001-14256

The communication filed herewith is a schedule of new hedges issued on April 7, 2004, in connection with the merger of Kerr-McGee Corporation and Westport Resources Corporation.

                               New Hedges
      Applicable to the Kerr-McGee Corporation & Westport Resources Merger


As of April 2004

Hedges below correspond to Westport Resources production only

                                            2004 (1)                            2005                              2006
                                 ---------------------------       ----------------------------      ----------------------------
Crude Oil ($/Barrel)             Avg Price / Collar     BOPD       Avg Price / Collar     BOPD       Avg Price / Collar     BOPD
                                 ------------------    -----       ------------------    ------      ------------------    ------

   Fixed-price swaps (WTI)                   $32.60    9,000                                  0                                 0

   Costless collars (WTI)                                  0          $28.50 - $31.89    14,000         $27.00 - $30.58    19,000
                                                       -----                             ------                            ------

      Total                                            9,000                             14,000                            19,000
                                                       =====                             ======                            ======

                                            2004 (1)                            2005                              2006
                                 -----------------------------     -----------------------------     -----------------------------
Natural Gas ($/MMBtu)            Avg Price / Collar    MMBtu/D     Avg Price / Collar    MMBtu/D     Avg Price / Collar    MMBtu/D
                                 ------------------    -------     ------------------    -------     ------------------    -------

   Fixed-price swaps (NYMEX)                  $5.96    185,000                                 0                                 0

   Costless collars (NYMEX)                                  0          $5.00 - $6.25    280,000          $4.75 - $5.51    340,000
                                                       -------                           -------                           -------

      Total                                            185,000                           280,000                           340,000
                                                       =======                           =======                           =======

Notes:
------
MMBtu/D = million British thermal units per day
(1) 2004 hedges only represent the second half of 2004, July through December.


--------------------------------------------------------------------------------
        ** Cautionary Statement Concerning Forward-Looking Statements **

The information contained in this table represents current hedging positions entered into in association with the Kerr-McGee - Westport Resources merger announced on April 7, 2004. These hedging positions were entered into based on projected production volume forecasts. These forecasts are estimated projections that may or may not occur in the future, and constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, in those documents in which such projections are provided. Future results and developments set forth in this statement may be affected by numerous uncertainties, factors and risks, such as but not limited to the accuracy of the assumptions that underlie the statement, the success of the oil and gas exploration and production program, drilling risks, market value of oil and gas, uncertainties in interpreting engineering data, changes in laws and regulations, the ability to respond to challenges in international markets, political or economic conditions, trade and regulatory matters, and other factors and risks identified in the Risk Factors section of Kerr-McGee's Annual Report on Form 10-K and other SEC filings. Actual results and developments may differ materially from those expressed or implied in this statement. Therefore, , the information contained in this statement may not be accurate. Kerr-McGee does not undertake to update, revise or correct any of the forward-looking information.
--------------------------------------------------------------------------------

                           IMPORTANT LEGAL INFORMATION

THIS HEDGING SCHEDULE IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-McGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

INVESTOR   AND   SECURITY   HOLDERS   ARE   URGED  TO  READ  THE   JOINT   PROXY
STATEMENT/PROSPECTUS   REGARDING  THE  PROPOSED   TRANSACTION  WHEN  IT  BECOMES
AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

The joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission (SEC) by Kerr-McGee Corporation and Westport Resources Corp. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it becomes available and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corp. with the SEC at the SEC's website at www.sec.gov. The joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

Kerr-McGee, Westport Resources and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information regarding Kerr-McGee's directors and officers is available in the Proxy Statement for its 2004 Annual Meeting of Stockholders, filed March 26, 2004 with the SEC, and its Annual Report on Form 10-K, filed March 12, 2004 with the SEC. Information regarding Westport Resources' directors and officers is available in the Proxy Statement for its 2003 Annual Meeting of Stockholders, filed April 21, 2003 with the SEC. Other information about the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC.

Safe Harbor Language on Forward Looking Statements:

(Statements in this hedging schedule regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, including resource estimates, production rate estimates, development schedule and cost estimates, are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include those statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," "projects," "target," "budget," "goal," "plans," "objective," "outlook," "should," or similar words. These "forward-looking" statements also include statements relating to (1) the impact the companies expect the proposed transaction to have on the combined entity's operations, financial condition, and financial results, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) anticipated drilling and development opportunities and (6) the ability of the companies to meet their stated financial goals. In addition, any statements regarding possible commerciality, development plans, capacity expansions, drilling of new wells, ultimate recoverability of reserves, future production rates, future cash flows and changes in any of the foregoing are forward-looking statements.

Matters discussed in these statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The following factors, among others, could cause actual results to differ from those set for in these forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Kerr-McGee or Westport Resources stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's oil and gas business supplies raw materials, the financial resources of competitors, changes in laws and regulations, the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions in areas where Kerr-McGee operates, trade and regulatory matters, general economic conditions, and other factors and risks identified in the Risk Factors sections of Kerr-McGee's Annual Report on Form 10-K and Westport Resources' Annual Report on Form 10-K as well as other of their SEC filings.